Exhibit 99.110

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
TUESDAY, AUGUST 13, 2013

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada on Tuesday, August 13, 2013 at 2:00 pm (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, pass an ordinary resolution authorizing the issuance of common shares of the Corporation pursuant to an arrangement between the Corporation and Strathmore Minerals Corp. (“Strathmore”), pursuant to which, among other things, the Corporation will indirectly acquire all of the issued and outstanding common shares of Strathmore (each a “Strathmore Common Share”) and all of the issued and outstanding restricted share units of Strathmore (each a “Strathmore RSU”) on the basis of 1.47 common shares of the Corporation (as currently constituted) (each, an “Existing EFI Share”) for each whole Strathmore Common Share or Strathmore RSU, and will issue to the holders of stock options exercisable to purchase Strathmore Common Shares (each a “Strathmore Option”), 1.47 stock options exercisable to purchase EFI Common Shares for each Strathmore Option held, on the same terms and conditions as the Strathmore Options, as more particularly described in the management information circular dated July 15, 2013 of the Corporation (the “Circular”);

2.

to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Existing EFI Shares be consolidated on the basis of up to twenty (20) Existing EFI Shares for one (1) new common share in the capital of the Corporation, as more particularly described in the Circular; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on August 9, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated this 15th day of July, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer